Exhibit (g)(1)

CALL FLOW – PETROTEQ ENERGY INC. (TENDER OFFER BY VISTON)

Corp Actions Event: Tender Offer

Mailing Date: Monday, October 25, 2021

Launch Date: Monday, October 25, 2021

Offer Expiry: February 7, 2022, 5:00 PM (EST)

Depositary: Kingsdale Advisors

Depositary Address: The Exchange Tower

130 King Street West, Suite 2950

P.O. Box 361 Toronto ON M5X 1E2

Attn: Corporate Actions

Offer Company: Viston United Swiss AG (“Viston”)

Target Company: Petroteq Energy Inc. (“Petroteq”)

Target CUSIP: 71678B107

Target ISIN: CA71678B1076

Exchange: TSXV: PQE

Terms: Shareholders receive C$0.74 for each Common Share tendered

FM: Mobeen Rahman Analyst: Andrew Cioraca AM / PM Lead: Billing Code: Five 9 Campaign Name: Comment Naming Convention: Inbound Toll-Free Number: 1-866-581-1024 Collect Call Number: 1-416-867-2272

ANSWERING MACHINE MESSAGE

Hello, this message is for shareholder name. I’m calling on behalf of Viston United Swiss AG regarding your shares in Petroteq Energy. 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG, has made a significant and compelling offer for your common shares of Petroteq, at a price of C$0.74 for each Petroteq share you tender. By tendering to this Offer, which Petroteq’s Board unanimously recommended on January 4, 2022, you will have an opportunity to accept 100% liquidity for your shares and remove the exposure to market volatility. The offer is open for acceptance until February 7, 2022, at 5:00 PM EST. Please note that most brokers and financial intermediaries will have an earlier cut-off time. Don’t delay—tender your Petroteq shares today to secure a significant cash premium for your shares. If you have any questions on the offer or require further assistance tendering your shares, we can be reached toll-free at 1-866-581-1024 or email contactus@kingsdaleadvisors.com. Please refer to reference number ref #. Thank you for your time.

If calling outside North America – inform shareholders, they can call us collect at 1-416-867-2272

OUTBOUND INTRO – TENDER

Hello, may I please speak to shareholder FULL name, I have an important message about his/her investment in Petroteq Energy. Is he/she available?

(Ensure you properly identify shareholder by full name)

My name is agent FULL name, and I’m calling on behalf of Viston United Swiss AG regarding your shares in Petroteq Energy. 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG, has made a significant and compelling offer for your common shares of Petroteq, at a price of C$0.74 for each Petroteq share you tender.

As announced by Petroteq on January 4, 2022, the Petroteq Board unanimously recommends that shareholders tender their Common Shares to this Offer. By tendering, you will have an opportunity to accept a significant premium for your shares and remove any uncertainty resulting from market volatility.

The offer is open for acceptance until February 7, 2022, at 5:00 PM EST. Based on the information that I have provided; would you consider tendering your shares to the offer?

REASONS AND BENEFITS

What is the Offer?

•  2869889 Ontario Inc. (the “Offeror”), an indirect, wholly-owned subsidiary of Viston United Swiss AG (“Viston”), hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (“Petroteq”), which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined in the Circular) upon the exercise, exchange or conversion of the Options (as defined in the Circular), the Warrants (as defined in the Circular), the Convertible Debentures (as defined in the Circular) and any securities of Petroteq that are exercisable or exchangeable for or convertible into Common Shares, at a price of C$0.74 in cash per Common Share.

•  The Offer is open for acceptance until 5:00 p.m. (Toronto time) on February 7, 2022, unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

Why should I accept the Offer?

The Offeror believes that the Offer is compelling, for the following reasons:

•  Premium to Market Price. The Offer represents a significant premium of 279.49% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021 (the last trading day prior to the announcement by Petroteq of the cease trade order issued by the Ontario Securities Commission at which time the TSX-V halted trading in the Common Shares). The Offer also represents a premium of 1031.75% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-week period prior to April 15, 2021 (the last trading day prior to the publication of a voluntary public purchase offer in the German Federal Gazette).

•  Project execution and development risk. The Offeror believes that the Offer provides Shareholders with the value inherent in Petroteq’s portfolio of projects, including the oil extraction plant, without the long-term risks associated with the development and execution of those projects.

•  Fully Financed Cash Offer. The Offer is not subject to a financing condition. The Offeror intends to fund the Offer from cash resources available to Viston, who has secured, on a firm, committed basis, up to EUR 420 million to fund the consideration payable for the Common Shares and to complete the transaction.

•  Currency election. The offer is being made in Canadian dollars but Shareholders may elect to receive consideration in U.S. dollars.

•  Minimum Tender Condition. In order for Shareholders to be able to receive the Offer price for their Common Shares, at least 50% + 1 of the issued and outstanding Common Shares on a Fully-Diluted Basis must be deposited under the Offer prior to the expiry of the initial deposit period. Shareholders increase the likelihood of receiving the Offer price by depositing their Common Shares under the Offer prior to the expiry of the initial deposit period.

In addition, from the Press Release issued by Petroteq on January 4, 2022, and the related Supplement to the Directors’ Circular, Petroteq has confirmed that after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, Petroteq’s Board has unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

•  Results of Strategic Review: Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favourable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq’s existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

•  Unlikelihood of Superior Proposal: The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

•  Common Shares Remain Relatively Illiquid: Trading in the Common Shares on the TSXV remains suspended, and there is no certainty as to when the TSXV will resume trading in the Common Shares.

•  Certainty of Outcome: The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

•  Possible Decline in Market Price: If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

•  Reduces Inherent Business Risk: Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq’s portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq’s projects, it will be several years before the projects in Petroteq’s portfolio reach commercial production, if at all.

•  Significant Growth Funding Required: Petroteq’s projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq’s business plan, if available, may be significantly dilutive to Shareholders.

•  Ability to Respond to Superior Proposals: Petroteq has not entered into a support or similar agreement with Viston in respect to the Viston Offer. The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

FAQ

Background on Companies

Who is Petroteq?

Petroteq was formed under the OBCA pursuant to an amalgamation on December 12, 2012 and is the corporate successor of MCW Energy Group Limited, which changed its jurisdiction of governance by continuing from the Province of New Brunswick into the Province of Ontario. On May 5, 2017, MCW Energy Group Limited changed its name to “Petroteq Energy Inc.” pursuant to articles of amendment filed.

Petroteq’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2, Canada and its principal executive office is located at 15315 W. Magnolia Blvd, Suite 120, Sherman Oaks, California 91403, USA and its telephone number at this location is (800) 979-1897.

Petroteq is a holding company that is engaged in various aspects of the oil and gas industry, and primarily focuses on the development and implementation of proprietary oil sands mining and processing technology to recover oil from surface mined bitumen deposits. Petroteq Energy CA, Inc., a California corporation, conducts Petroteq’s oil sands extraction business through two wholly owned operating companies, Petroteq Oil Sands Recovery, LLC, a Utah limited liability company, which is engaged in a tar sands mining and oil processing operation, using a closed-loop solvent based extraction system that recovers bitumen from surface mining to produce crude oil and hydrocarbon products, and TMC Capital, LLC, a Utah limited liability company.

Who is making the Offer?

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland. The principal executive offices of Viston and the Offeror are located at Haggenstreet 9, 9014 St. Gallen, Switzerland and the telephone number is +49 7136 9918888.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston’s work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

Mechanical Questions on Tendering

What would I receive in exchange for each of my Common Shares?

The Offeror is offering C$0.74 per Common Share in cash for each Common Share you hold, without interest and less any required withholding taxes. Shareholders will have the right to elect to receive payment of the cash consideration under the Offer in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that, in respect of the cash payment under the Offer, the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. See Section 1 of the Offer to Purchase, “The Offer”.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Are any outstanding securities of Petroteq not included in the Offer?

The Offer is being made only for Common Shares and is not made for any convertible securities (including, without limitation, Options, Warrants or Convertible Debentures). Holders of Options, Warrants, Convertible Debentures or other convertible securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the convertible securities in order to obtain certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such convertible securities will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

What are some of the most significant conditions of the Offer?

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on February 7, 2022 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter (which will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act), which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror, which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, representing at least 50% + 1 of the issued and outstanding Common Shares on a Fully-Diluted Basis; (iii) the Offeror having determined, in its reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, as described in the Circular. See Section 4 of the Offer to Purchase, “Conditions of the Offer” for all of the conditions of the Offer.

Furthermore, see Section 14 of the Circular, “Regulatory Matters” for a summary of the principal regulatory approvals required in connection with the Offer. The Offer is not subject to any due diligence, financing or Shareholder approval conditions.

Notwithstanding any other provision of the Offer, but subject to applicable Law, the Offeror will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Common Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time.

Can the Offer be extended or accelerated and, if so, under what circumstances?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time. If the Offeror takes up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than ten days from the date on which Common Shares are first taken up. If Petroteq issues a deposit period news release or announces that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror reserves the right to accelerate the Expiry Time and to shorten the initial deposit period to a shorter period consistent with applicable Law.

The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least the later of 35 days following the date of the Offer or 20 business days following the date of the Offer: (i) if Petroteq issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that is less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if Petroteq issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the later of 35 days following the date of the Offer or 20 business days following the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiry of the initial deposit period and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods (which will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act). The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

If the Offeror extends or accelerates the Offer, the Offeror will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Will I have to pay any fees or commissions?

No fee or commission will be payable if you accept the Offer by depositing your Common Shares directly with the Depositary. You should consult your investment advisor, stock broker or other intermediary to determine whether other charges will apply.

When will the Offeror pay for deposited Common Shares?

See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”. If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. Any Common Shares will be taken up immediately after the initial deposit period for the Offer, and the Offeror will promptly pay for Common Shares taken up but in any event not later than two business days after taking up the Common Shares.

In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period (which will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act) and may extend the deposit period for Optional Extension Periods. The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period.

Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event the Offeror acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 12 of the Circular, “Acquisition of Common Shares Not Deposited”.

Will I be able to withdraw previously tendered Common Shares?

You may withdraw Common Shares you deposit under the Offer at any time: (i) before the Offeror takes up the Common Shares you deposit under the Offer, (ii) if the Offeror does not pay for your Common Shares within two business days after having taken up such Common Shares, and (iii) in certain other circumstances discussed in Section 7 of the Offer to Purchase “Withdrawal of Deposited Common Shares”.

How do I withdraw my Tendered Shares?

To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. The notice must contain the specific information outlined in Section 7 of the Offer to Purchase.

If your stockbroker, dealer, bank or other intermediary has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such intermediary to timely withdraw such securities.

HOW TO TENDER

Registered Shareholders

You will need to fill out the Letter of Transmittal (LOT) (printed on YELLOW paper) and provide any supporting documentation (namely share certificates) to the depositary which is Kingsdale Advisors. If you need assistance with filling out the LOT, we can assist you with the process. It is important to know that all documentation must be received prior to the expiry date and time of February 7, 2022, at 5:00 pm (Toronto time), unless extended or withdrawn.

We will need original copies sent to:

Kingsdale Advisors Attn: Corporate Actions

130 King Street West, Suite 2950 (P.O. Box 361)

Toronto, Ontario M5X 1E2

Once we receive the LOT and any supporting documentation, our Corporate Actions department will advise if everything is in good order or deficient and what will be needed to ensure all documentation is in good order. If a registered Shareholder wishes to accept the Offer and the certificate(s) representing the Shareholder’s Deposited Shares are not immediately available those Shares may nevertheless be tendered to the Offer. Shareholders can fill out a Notice of Guaranteed Delivery, in the form accompanying the Offer, properly completed and executed, including a guarantee to deliver the certificate(s) representing the Deposited Shares to the Depositary (Kingsdale) by 5:00 pm EST on February 7, 2022.

Beneficial Shareholders

Contact your broker/advisor or financial intermediary as soon as possible to provide them with instructions that you want to tender your shares. Please note that financial intermediaries may have earlier deadlines prior to the expiry date.